

Mail Stop 3628

November 30, 2009

Via Facsimile and U.S. Mail

Harry A. Wolin, Esq.
Senior Vice President
Advanced Micro Devices, Inc.
One AMD Place
Sunnyvale, CA 94088-3453

> **Re:** **Advanced Micro Devices, Inc.**
> **Schedule TO-I**
> **Filed November 18, 2009**
> **File No. 5-07443**

Dear Mr. Wolin:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Purchase

1. We note that the offer is subject to the closing of a private note offering as a financing condition. Generally, when an offer is not financed, or when an offeror's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(d)(2), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the offeror will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, please

confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

May the offer be extended, amended or terminated and under what circumstances, page 2

2. We note that you may terminate the offer "under certain circumstances" and on page 13 you state that you reserve the right to terminate the offer in your sole discretion. Please revise to state that the offer may be terminated only if one of the disclosed conditions have been satisfied or triggered.

Source and amount of funds, page 6

3. Please revise to quantify the portion of funding from the New Notes Offering and the portion from the Settlement Payment. Please also briefly describe the New Notes Offering and the Settlement Payment and any material conditions to each source of financing. Refer to Item 1007 (a) and (b) of Regulation M-A.

4. Please disclose any alternative financing arrangements or plans in the event the primary financing plans fall through; if none, so state. Refer to Item 1007(b) of Regulation M-A.

Terms of the offer, page 8

5. We note that you reserve the right to transfer or assign the right to purchase notes in this offer. Please confirm your understanding that any entity to which you assign the right to purchase notes in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Incorporation of documents by reference, page 20

6. We note that you appear to be attempting to incorporate by reference subsequently filed documents and reports. Please revise the disclosure to indicate, if true, that the Schedule TO will be amended to incorporate such information since you are not permitted to forward incorporate on Schedule TO.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Tad J. Freese, Esq.
        Latham & Watkins LLP